UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FirstFed Financial Corp.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

337907109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337907109

1.	Name of Reporting Person: Blackstone Kailix Advisors L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 337907109

1.	Name of Reporting Person: Manish Mittal

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 337907109

1.	Name of Reporting Person: Blackstone L/S Advisors L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 337907109

1.	Name of Reporting Person: Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 337907109

1.	Name of Reporting Person: Stephen A. Schwarzman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): IN

Item 1(a).	Name of Issuer: FirstFed Financial Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 401 Wilshire Boulevard, Santa Monica, California 90401

Item 2(a).

Name of Person Filing:
This Schedule 13G is filed by:

(i)            Blackstone Kailix Advisors L.L.C.;

(ii)           Mr. Manish Mittal;

(iii)          Blackstone L/S Advisors L.L.C.;

(iv)          Mr. Peter G. Peterson; and

(v)           Mr. Stephen A. Schwarzman (collectively, the “Reporting Persons”).

This statement relates to Shares (as defined herein) previously held by Blackstone Kailix Holdings L.P., a Cayman Islands exempted limited partnership, and by Blackstone Kailix Fund L.P., a Delaware limited partnership (together, the “Funds”).  Blackstone Kailix Advisors L.L.C. served as the investment advisor to each of the Funds.  Mr. Mittal was the managing member of Blackstone Kailix Advisors L.L.C.  Blackstone L/S Advisors L.L.C. also served as an investment advisor to each of the Funds.  Mr. Peterson and Mr. Schwarzman were the founding members of Blackstone L/S Advisors L.L.C.

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o The Blackstone Group L.P. 345 Park Avenue New York, New York 10154
Item 2(c).

Citizenship:
Each of Blackstone Kailix Advisors L.L.C. and Blackstone L/S Advisors L.L.C. are organized under the laws of the State of Delaware.  Each of Mr. Mittal, Mr. Peterson and Mr. Schwarzman is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share (the “Shares”)

Item 2(e).	CUSIP Number: 337907109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	(a)	Amount beneficially owned: As of December 31, 2008, none of the Reporting Persons may be deemed to be the beneficial owner of any Shares.
	(b)	Percent of class: As of December 31, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 0% of the total number of Shares outstanding.

(c)	Number of shares as to which the reporting person has:
Blackstone Kailix Advisors L.L.C.
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 0

Mr. Manish Mittal

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 0

Blackstone L/S Advisors L.L.C.

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 0

Mr. Peter G. Peterson

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 0

Mr. Stephen A. Schwarzman

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership interests in the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below each of the reporting persons certifies that, to the best of such reporting person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

BLACKSTONE KAILIX ADVISORS L.L.C.

By:	/s/ Vito Tanzi
Name: Vito Tanzi
Title: Chief Financial Officer

By:	/s/ MANISH MITTAL
Name: Manish Mittal

BLACKSTONE L/S ADVISORS L.L.C.

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Founding Member

By:	/s/ PETER G. PETERSON
Name: Peter G. Peterson

By:	/s/ STEPHEN A. SCHWARZMAN
Name: Stephen A. Schwarzman